FILE No. 82-2740

[ ] DEF 14A [X] SUPPL [ ] ARS

KOOKABURRA RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, B.C. Canada
V6E 3V7
Tel: (604) 685-9316 Fax: (604) 683-1585


03022431

May 27, 2003

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C.
155
SECTION

United States Securities &
Exchange Commission
Room 3094 (3-6)
#450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: Kookaburra Resources Ltd. (the "Company") - File #82-2740

Please find enclosed a copy of the Company's Quarterly Report for the three months ended March 31, 2003.

Yours very truly,

KOOKABURRA RESOURCES LTD.


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Per:

Nick DeMare
Director

ND:jr

Enclosure

dlw 6/9

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2003

(Unaudited - Prepared by Management)


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C. 155 SECTION

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	March 31, 2003 $	December 31, 2002 $ *(Audited)*
ASSETS		
CURRENT ASSETS		
Cash	36,772	16,717
Amounts receivable and prepaids	7,554	63,009
	44,326	79,726
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	215,432	247,499
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	19,052,007	19,052,007
DEFICIT	(19,223,113)	(19,219,780)
	(171,106)	(167,773)
	44,326	79,726

APPROVED BY THE DIRECTORS

"Graeme Robinson", Director

"Nick DeMare", Director

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited - Prepared by Management)

	2003 $	2002 $
REVENUE		
Oil and gas sales	-	16,813
EXPENSES		
Production	-	5,964
General and administrative	11,296	76,313
General exploration costs	-	4,542
Depreciation, depletion and impairment	-	24,312
	11,296	111,131
LOSS FROM OPERATIONS	(11,296)	(94,318)
GAIN (LOSS) ON FOREIGN CURRENCY TRANSLATION	7,963	(50,569)
NET LOSS FOR THE PERIOD	(3,333)	(144,887)
DEFICIT - BEGINNING OF PERIOD	(19,219,780)	(10,405,547)
DEFICIT - END OF PERIOD	(19,223,113)	(10,550,434)
BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	26,451,950	26,391,950

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited - Prepared by Management)

	2003 $	2002 $
CASH PROVIDED FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	(3,333)	(144,887)
Add item not affecting cash		
Depreciation, depletion and impairment	-	24,312
	(3,333)	(120,575)
Increase in amounts receivable and prepaids	55,455	378,588
Decrease in amounts payable and accrued liabilities	(32,067)	(175,247)
	20,055	82,766
INVESTING ACTIVITIES		
Due to operator	-	861,208
Additions to resource properties	-	(996,984)
	-	(135,776)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	20,055	(53,010)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	16,717	104,359
CASH AND CASH EQUIVALENTS - END OF PERIOD	36,772	51,349

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2003

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Kookaburra Resources Ltd. (the "Company") has been engaged in the exploration and development on natural resource properties. During 2002, the Company sold its remaining mineral property interest and wrote-off its net investment in its petroleum interests. As at March 31, 2003, the Company does not hold any resource property interests, and is continuing in its efforts to identify, evaluate and acquire potential resource properties.

As of March 31, 2003, had a working capital deficiency of $171,106 and a deficit of $19,223,113. The Company is currently not generating cash flow from its operations to meet its ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

(a) During the three months ended March 31, 2003, the Company was billed $2,500 by a company owned by a director of the Company for professional services provided.

(b) As at March 31, 2003, $204,094 remained outstanding for past services provided by the President of the Company and for prior director fees and has been included in accounts payable and accrued liabilities.

KOOKABURRA RESOURCES LTD.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2003

MANAGEMENT DISCUSSION

Results of Operations

During fiscal 2002, the Company sold its remaining mineral property interest and wrote off its net investment in its petroleum interests. As at March 31, 2003, the Company does not hold any resource property interests.

During the three months ended March 31, 2003, the Company reported a net loss of $3,333 ($0.00 per share) compared to a net loss of $144,887 ($0.01 per share) for the comparable 2002 period and reflects minimal corporate general and administrative costs incurred in 2003 due to a scale back of Company's activities.

Liquidity, Capital Resources and Outlook

As at March 31, 2003, the Company had a working capital deficiency of $171,106. Included in this amount is $204,094 of accounts payable due to directors and the President of the Company for past services rendered. These amounts will not be repaid until the Company is able to restructure its affairs, obtain financing and identify, negotiate and acquire business assets. As part of its corporate restructuring the Company is considering a consolidation of its share capital and has sought shareholder approval to various consolidation ratios between 5 old for 1 new and 15 old for 1 new. At this time, management has not determined whether a consolidation is required and what consolidation ratio would be most appropriate. This will be assessed subsequent to shareholder approval being received.

The Company has been notified by the Toronto Stock Exchange that, effective June 6, 2003, it will be suspended from trading for failure to meet continued listing requirements of the Toronto Stock Exchange. The Company has had preliminary discussions with the TSX Venture Exchange to list its common shares with the TSX Venture Exchange and will be making application for listing.